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                       SEWARD & KISSEL LLP
                       1200 G Street, N.W.
                     Washington, D.C. 20005

                    Telephone (202) 737-8833
                    Facsimile: (202) 737-5184






                                       October 15, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Ms. Gilheany


           Valenzuela Capital Trust - CIK No. 1089344
             Request for Withdrawal of Amendment to
               Registration Statement on Form N-1A
                    Filed on October 14, 1999
               (File Nos. 333-81561 and 811-09405)


Dear Ms. Gilheany:

         On October 14, 1999 an amendment to the registration of Valenzuela Capital Trust was inadvertantly filed as a pre-effective amendment instead of as a post-effective amendment as had been previously discussed with the staff. Subsequently on October 14, the amendment was correctly filed as Post-effective Amendment No. 1 pursuant to Rule 485(a). The accession number for the erroneously designated amendment was 919574-99-1072.

         On behalf of Valenzuela Capital Trust, we request, pursuant to Rule 477(a) under the Securities Act of 1933, withdrawal of the inadvertently filed "Pre-effective Amendment
No. 3," accession number 919574-99-1072.

         We appreciate your assistance in this matter.



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                                  Very truly yours,


                                  /s/ Kathleen K. Clarke


Enclosures

52289006.AC3